KY 1/3/03

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SEC FILE NUMBER
8- 19298

SECURIT 02053974 MISSION
Washington, D.C. 20549

RECEIVED DEC 30 2002 SEC MAIL PROCESSING SECTION WASH D.C. 155

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-01-01 (MM/DD/YY) AND ENDING 10-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carolan & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Weybosset Street
(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis P. Carolan 401-331-1932
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sansiveri, Kimball & McNamee, L.L.P.
(Name — *if individual, state last, first, middle name*)

55 Dorrance Street	Providence	RI	02903
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard F. Carolan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolan & Co., Inc., as of October 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public Comm Exp 3-11-03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ○ Alternate ◉ [0011]

Name of Broker Dealer: CAROLAN & CO., INC. [0013]

SEC File Number: 8- 19298 [0014]

Address of Principal Place of Business: 10 WEYBOSSET STREET [0020]

PROVIDENCE [0021] RI [0022] 02903 [0023]

Firm ID: 7016 [0015]

For Period Beginning 11/01/2001 [0024] And Ending 10/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: FRANCIS P. CAROLAN, VICE PRESI [0030] Phone: 401-331-1932 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	27,905 [0200]		27,905 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	1,761,341 [0418]		
	B. Debt securities	50,010 [0419]		
	C. Options	[0420]		
	D. Other securities	641,174 [0424]		
	E. Spot commodities	[0430]		2,452,525 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	2,385 [0610]	2,385 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			

	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	5,884 [0680]	5,884 [0920]
11.	Other assets	52,982 [0535]	102,526 [0735]	155,508 [0930]
12.	**TOTAL ASSETS**	2,533,412 [0540]	110,795 [0740]	2,644,207 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable			[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account			589,865 [1560]
	B. Other			[1540]
15.	Payable to non-customers			[1610]
16.	Securities sold not yet purchased, at market value			[1620]
17.	Accounts payable, accrued liabilities, expenses and other			45,532 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured			[1690]
	B. Secured			[1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:			[1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:			[1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:			[1730]

1. from outsiders

______ [1000]

2. Includes equity subordination (15c3-1(d)) of

______ [1010]

D. Exchange memberships contributed for use of company, at market value ______ [1740]

E. Accounts and other borrowings not qualified for net capital purposes ______ [1750]

20. **TOTAL LIABLITIES** 635,397 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	5,140 [1792]
C.	Additional paid-in capital	48,044 [1793]
D.	Retained earnings	2,240,417 [1794]
E.	Total	2,293,601 [1795]
F.	Less capital stock in treasury	-284,791 [1796]
24.	**TOTAL OWNERSHIP EQUITY**	2,008,810 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	2,644,207 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 11/01/2001 [3932] | Period Ending 10/31/2002 [3933] | Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	131,710 [3935]
	b.	Commissions on listed option transactions	56,428 [3938]
	c.	All other securities commissions	112,805 [3939]
	d.	Total securities commissions	300,943 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	547,094 [3949]
	c.	Total gain (loss)	547,094 [3950]
3.	Gains or losses on firm securities investment accounts		-255,562 [3952]
4.	Profit (loss) from underwriting and selling groups		2,794 [3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		97,408 [3995]
9.	Total revenue		692,677 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	619,797 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	36,075 [4075]

a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		3,817	[4195]
15. Other expenses		448,234	[4100]
16. Total expenses		1,107,923	[4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-415,246	[4210]
18. Provision for Federal Income taxes (for parent only)		21,800	[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			[4222]
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			[4224]
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		-437,046	[4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	20,298	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 26740 [4335A]	NATIONAL FINANCIAL SERVICES LL [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		2,008,810 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		2,008,810 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		2,008,810 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	110,795 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-110,795 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		1,898,015 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		

A.	Contractual securities commitments	[3660]	
B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		
1.	Exempted securities	80,488 [3735]	
2.	Debt securities	2,994 [3733]	
3.	Options	[3730]	
4.	Other securities	96,176 [3734]	
D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-179,658 [3740]
10.	Net Capital		1,718,357 [3750]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3880]
24.	Net capital requirement (greater of line 22 or 23)	250,000 [3761]
25.	Excess net capital (line 10 less 24)	1,468,357 [3910]

26. Net capital in excess of: 5% of combined aggregate debit items or $120,000 ______ [3920]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	___ [4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	___ [4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	___ [4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	___ [4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	___ [4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	___ [4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	___ [4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	___ [4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	___ [4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	___ [4692]	[4693]	[4694]	_ [4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			2,445,856 [4240]
	A.	Net income (loss)		-437,046 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			2,008,810 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

CAROLAN & CO., INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (437,046)
Adjustments to reconcile net loss to net cash used by operating activities:	
Unrealized net loss in trading and investment securities	323,730
Depreciation	2,775
Bad debt recovery on note receivable	(2,800)
Deferred taxes on income	20,000
Changes in operating assets and liabilities:	
Bond interest receivable	1,330
Refundable state taxes on income	3,358
Trading securities, net	1,164,252
Payable to clearing broker	(1,146,770)
Accrued liabilities	(2,834)
NET CASH USED BY OPERATING ACTIVITIES	(74,005)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from note receivable - non-customers	8,800
Purchases of investment securities	(1,535,095)
Proceeds from sale of investment securities	1,596,944
Increase in investment in limited partnerships	(4)
Increase in cash value of life insurance	(1,103)
NET CASH PROVIDED BY INVESTING ACTIVITIES	69,542
CASH FLOWS USED BY FINANCING ACTIVITIES - payments of loan against cash value of life insurance	(20,000)
NET DECREASE IN CASH	(24,463)
CASH, BEGINNING OF THE YEAR	52,368
CASH, END OF THE YEAR	$ 27,905
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ 36,000

See notes to financial statements.

CAROLAN & CO., INC.

NOTES TO FINANCIAL STATEMENTS, OCTOBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Carolan & Co., Inc. (the Company) buys and sells securities for its customers and for its own account. The Company's customers consist primarily of institutions and individuals located in Rhode Island and Massachusetts. In addition, the Company may underwrite or participate in the underwriting of securities.

Clearing and Safekeeping Services

The Company has an agreement with a national broker-dealer to act as a clearinghouse for a majority of its security transactions executed on behalf of its customers and for its own account. This agreement also enables the Company to utilize the national broker-dealer as a depository to hold, in custody, securities purchased on behalf of its customers and for its own account. This agreement requires that the Company deposit a sum not less than $100,000 into accounts maintained by the national broker-dealer. The required balance may be adjusted depending upon the Company's volume of business or the nature of the securities involved in transactions. The agreement is renewed annually each October and is subject to the notification by either party to terminate.

Security Transactions

Security transactions and the related commission income and expenses are recorded on a trade date for the year end October 31, 2002.

Trading and Investment Securities

Trading and investment securities are valued at market value as determined by the clearing broker and, in some cases, based on management's knowledge of the local market. The Company uses the first-in, first-out (FIFO) method and the specific identification method to determine the cost basis for computing realized and unrealized gains and losses on investment and trading securities, respectively. Net realized and unrealized gains and losses are included in revenue in the accompanying statement of income (loss).

Investment in Limited Partnerships

The Company accounts for its interests in limited partnerships at cost, adjusted for the distributable share of partnership income and losses recognized to the extent of investments in such partnerships.

Equipment

Equipment is stated at cost. Depreciation of equipment is computed using the straight-line method over the respective useful lives of the assets for financial reporting purposes and the accelerated recovery method for tax purposes over the respective recovery periods.

Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of the fair value of certain financial instruments. The carrying amounts of bond interest receivable, payable to clearing broker, and accrued liabilities approximate fair value because of their short-term nature.

Taxes on Income

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the valuation allowance on deferred tax assets. Actual results could differ from those estimates.

2. TAXES ON INCOME

The difference between the effective and the statutory tax rates is primarily due to unrealized losses on investments that are not deductible for tax purposes and net operating loss and capital loss carryforwards used to offset taxable income. The current provision for taxes relates to certain minimum franchise or net worth taxes charged by the states of Rhode Island and Massachusetts.

The Company had non-current deferred tax assets and liabilities at October 31, 2002 as follows:

Deferred tax asset	$ 887,000
Deferred tax liability	(2,000)
Valuation allowance	(785,000)
Net deferred tax asset	$ 100,000

The components of the Company's deferred tax asset at October 31, 2002 were as follows:

Net unrealized losses on investment securities	$ 374,000
Net operating loss carryforwards	424,000
Capital loss carryforwards	89,000
Depreciation	(2,000)
	885,000
Valuation allowance	(785,000)
Net deferred tax asset	$ 100,000

The Company has net operating losses for tax reporting purposes of approximately $1,695,000 available to offset future taxable income as of October 31, 2002. The net operating loss carryforwards expire as follows:

Year	**Amount**
2009	$ 185,000
2010	551,000
2011	389,000
2015	146,000
2016	424,000
Total	$ 1,695,000

3. PAYABLE TO CLEARING BROKER

Payable to clearing broker represents the Company's liability for trading and investment securities transactions and is collateralized by the trading and investment securities.

Interest is charged at a fluctuating rate that generally corresponds to the broker call money rate, which was 4% at October 31, 2002.

4. LEASE COMMITMENT

The Company leases its office facilities located in Providence, Rhode Island. The lease agreement requires aggregate annual lease payments of approximately $42,000, plus additional rent based on certain operating expenses through April 2004. The lease agreement allows the Company to cancel the lease at the end of the third year upon prior written notice. Also, the lease agreement contains an option to renew for one additional three-year period at an annual rent equal to the fair market value of the lease at that time. Future minimum lease payments for the year ended October 31, 2002 are as follows:

Year	Amount
2003	43,000
2004	21,000
Total	$ 64,000

Rent expense, including this and other cancelable leases, for the year ended October 31, 2002 amounted to approximately $64,000.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants.

The Company has elected to use the "alternative net capital requirement" method permitted under paragraph (f) of this rule, which requires that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3).

As of October 31, 2002, the Company had net capital, which exceeded the requirement by approximately $1,468,000.

6. SECURITIES INVESTOR PROTECTION CORPORATION

The Company is a member of the Securities Investor Protection Corporation (SIPC), which provides protection for each customer's securities up to $500,000 and cash up to $100,000, with a combined maximum total of $500,000.

In addition, all accounts maintained with the Company's clearing broker receive total net equity protection provided by an insurance company. Such protection covers account net equity in excess of that provided by SIPC subject to certain conditions in effect at the time of the loss.

Neither SIPC nor excess SIPC coverage protects against a decline in the market value of securities.

7. CONCENTRATION OF CREDIT RISK

As of October 31, 2002, financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of trading and investment securities. Approximately 97% of trading securities consist of municipal bonds issued primarily by New England states and municipalities. Approximately 45% of investment securities are comprised of common stock in four companies. Management believes that the portfolio meets its standards for preservation of capital.

Schedule

CAROLAN & CO., INC.

RECONCILIATION OF NET CAPITAL COMPUTATION UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF OCTOBER 31, 2002

NET CAPITAL, As reported in Company's Part II (unaudited) Focus Report	$ 1,680,035
Net audit adjustments	21,078
Decrease in nonallowable assets due to audit adjustments	17,244
NET CAPITAL	$ 1,718,357

CAROLAN & CO., INC.

FOCUS REPORT
FOR THE YEAR ENDED
OCTOBER 31, 2002

INDEPENDENT AUDITORS' REPORT

Sansiveri, Kimball & McNamee, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Craig M. Bilodeau
Michael A. DeCataldo
M. Douglas Fay
David A. Gobeille
Joseph H. Kimball, Jr.
Stephen P. Massed
John J. McNamee
John L. Pucci
Jerry A. Sansiveri

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Carolan & Co., Inc.:

We have audited the accompanying statement of financial condition of Carolan & Co., Inc. (the Company) as of October 31, 2002, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolan & Co., Inc. as of October 31, 2002, and the results of its operations, changes in ownership equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital and reconciliation of net capital computation is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sansiveri, Kimball + McNamee, L.L.P.

Providence, Rhode Island
December 2, 2002

55 Dorrance Street, Providence, RI 02903-2220 • Providence • Newport • Westerly • 401/331-0500, Fax 401/331-9040, E-Mail: skm@sansiveri.com
Member of Division for CPA Firms/AICPA, SEC Practice Section and POLARIS

Sansiveri, Kimball & McNamee, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Craig M. Bilodeau
Michael A. DeCataldo
M. Douglas Fay
David A. Gobeille
Joseph H. Kimball, Jr.
Stephen P. Massed
John J. McNamee
John L. Pucci
Jerry A. Sansiveri

To the Stockholders of
Carolan & Co., Inc.:

In planning and performing our audit of the financial statements of Carolan & Co., Inc. (the Company) for the year ended October 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

55 Dorrance Street, Providence, RI 02903-2220 • Providence • Newport • Westerly • 401/331-0500, Fax 401/331-9040, E-Mail: skm@sansiveri.com
Member of Division for CPA Firms/AICPA, SEC Practice Section and POLARIS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Sansiveri, Kimball + McNamee, L.L.P.

Providence, Rhode Island
December 2, 2002